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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Diavik Project Update

August 7, 2007 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) Diavik Diamond Mines Inc., the operator of the Diavik Diamond Mine has reported that approximately 3.3 million carats of diamonds were recovered from the mine during the second calendar quarter compared with around 2.7 million carats for the comparable period last year. Production for the first half of the calendar year was almost 5.9 million carats. This is well ahead of the current plan and principally the result of higher recovery of diamonds per tonne of ore processed. The substantial increase in diamond recovery is a combination of improvements to the processing circuit to enhance the recovery of small diamonds as well as, to a lesser extent, recovery of larger stones that were not anticipated by the 1994/95 large diameter core sampling which formed the basis of the resource model. Similar improvements in recovered grade are expected for all of the Diavik reserves and resources but to differing degrees for the various geological units of the different kimberlite pipes.

Operating experience has shown that the volume, and therefore tonnage, of A-154 South mined to date has been on the order of 10% greater than the resource block model for this pipe. However, it is unknown whether this factor will persist at depth in A-154 South, or in the other pipes making up the Diavik resource. The increases in grade will deliver higher annual carat production from the project mining and processing capacity while the increase in tonnage will have a positive impact on the mine life.

Work on the new mine plan is now nearing completion. It will be reviewed by the boards of Aber and Rio Tinto towards the end of this year. The new mine plan brings underground mining of at least three of the four kimberlite pipes into the production schedule. The final version of the plan will incorporate diamond price information from underground bulk samples from A-21 and A-154 North. The A-154 North sample was collected in two aliquots. One was mined using conventional drill-blast techniques while the other was extracted using a road-header or mechanical mining machine. The results will be examined for any recovered grade (carats per tonne) or diamond quality (dollars per carat) differences between the two mining techniques. Since Aber and Rio Tinto do not disclose diamond pricing information to each other, Aber plans to have the bulk sample diamonds valued independently for public reporting purposes.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine and owns one of the world's premier retailers of diamond jewelry, Harry Winston.

For further information, please contact:
Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Investor Relations — (416) 362-2237 (ext. 244)

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NEWS RELEASE